VCI Global Ltd

BO3-C-8 Menara 3A

KL Eco City, No. 3 Jalan Bangsar

59200 Kuala Lumpur

October 9, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Jenna Hough

Re:	VCI Global Ltd
Acceleration Request for Registration Statement on Form F-1
File No. 333-282454

Requested Date: October 11, 2024
Requested Time: 4:30 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, VCI Global Ltd (the “Registrant”) hereby requests that the above-referenced Registration Statement on Form F-1 (File No. 333-282454) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon as practicable thereafter, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). The Registrant hereby authorizes Jeffrey P. Wofford, Esq. of Sichenzia Ross Ference Carmel LLP, counsel for the Registrant, to make such request on the Registrant’s behalf.

The Registrant acknowledges that the Registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

We request that we be notified of the effectiveness of the Registration Statement by telephone to Jeffrey P. Wofford, Esq. of Sichenzia Ross Ference Carmel LLP at (212) 930-9700. Thank you for your assistance.

Very truly yours,

/s/ Victor Hoo
Victor Hoo
Chief Executive Officer

cc:	Victor Hoo (Chief Executive Officer, VCI Global Ltd)
Jeffrey P. Wofford, Esq. (Sichenzia Ross Ference Carmel LLP)